FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February, 2006
Commission File Number: 000-29702
WEX Pharmaceuticals Inc.
(Exact name of registrant as specified in its charter)
Suite 1601 - 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

WEX PHARMACEUTICALS INC.
Suite 2100 – 1040 West Georgia Street
Vancouver, BC Canada V6E 4H1
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

04/06	February 10, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
NEW GENERAL MANAGER OF HONG KONG
Vancouver, BC (February 10, 2006) -WEX Pharmaceuticals Inc. (“WEX” or the “Company”) today announced that Dr. Don Qiu will be stepping down as V.P. Operations to assume the role of General Manager, Wex Medical Limited, a wholly owned subsidiary of the Company, so that he can focus more on the Company’s Asian operations
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Don Evans, V.P. Corporate Communications at 604-683-8880 or 1-800-722-7549.

WEX PHARMACEUTICALS INC.
Suite 2100 – 1040 West Georgia Street
Vancouver, BC Canada V6E 4H1
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

05/06	February 14, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
WEX TO RELEASE THIRD QUARTER RESULTS
Vancouver, BC (February 14, 2006) -WEX Pharmaceuticals Inc. (“WEX” or the “Company”) today announced that it will report 2006 third quarter financial results on the morning of Thursday, February 16, 2006.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Don Evans, V.P. Corporate Communications at 604-683-8880 or 1-800-722-7549.

Consolidated Financial Statements
WEX Pharmaceuticals Inc.
For the Three and Nine months ended December 31, 2005 and 2004
(Unaudited)

WEX PHARMACEUTICALS INC.
Incorporated under the laws of Canada
CONSOLIDATED BALANCE SHEETS
[See Note 1 — Basis of Presentation]
(Unaudited)
(Expressed in Canadian Dollars)

	December 31,	March 31,
As at	2005	2005
	$	$
ASSETS

Current
Cash and cash equivalents [notes 3(a) and 4]	9,153,000	10,233,288
Restricted cash	11,500	23,000
Short-term investments [note 3(b)]	3,004,952	10,581,176
Sales taxes receivable	560,558	612,653
Accounts and other receivables	43,197	3,103,536
Investment tax credit receivable	759,604	293,000
Inventories	107,376	81,080
Prepaid expenses, deposits and other	461,063	447,193

	14,101,250	25,374,926

Deposits	60,000	125,000
Property and equipment [note 5]	2,211,318	2,802,823
Intangible assets [notes 2 and 6]	3,729,504	4,079,145

TOTAL ASSETS	20,102,072	32,381,894

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities [notes 10(a) and (c)]	4,613,410	3,146,016
Deferred revenue	187,778	187,778
Capital lease obligations [note 7]	4,808	27,036
Convertible debentures [note 8]	1,602,893	—

	6,408,889	3,360,830

Deferred tenant inducements [note 11(a)]	—	214,610
Deferred revenue	547,687	688,520
Capital lease obligations [note 7]	—	19,386
Convertible debentures [note 8]	2,417,129	4,295,419

Total liabilities	9,373,705	8,578,765

Commitments and contingencies [notes 1, 11 and 15]

Shareholders’ equity
Share capital [note 9]	62,766,019	62,583,019
Equity component of convertible debentures [note 8]	725,018	2,332,443
Contributed surplus [note 9(e)]	4,702,382	4,533,117
Deficit	(57,465,052)	(45,645,450)

Total shareholders’ equity	10,728,367	23,803,129

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	20,102,072	32,381,894

See accompanying notes
On behalf of the Board:

“Dr. Edge Wang”	“Simon Anderson”

President and CEO	Director

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)
(Expressed in Canadian Dollars)

	Three Months Ended		Nine Months Ended
	December 31		December 31
	2005	2004	2005	2004
		[Restated — note 2]		[Restated — note 2]
	$	$	$	$
Revenue
Product sales [note 12(b)]	97,751	126,467	351,057	426,680
License fees [note 12(b)]	46,944	79,135	140,833	237,405

	144,695	205,602	491,890	664,085
Cost of goods sold — product sales	(74,152)	(73,837)	(271,972)	(263,759)

	70,543	131,765	219,918	400,326

Expenses
Research and development — see schedule [notes 10 and 11]	3,588,768	2,750,838	7,891,113	5,439,824
General and administrative — see schedule [notes 10 and 11]	1,106,572	1,354,351	3,751,202	3,967,066
Amortization	280,386	180,772	718,565	538,390

	4,975,726	4,285,961	12,360,880	9,945,280

Operating loss	(4,905,183)	(4,154,196)	(12,140,962)	(9,544,954)

Other expenses (income)
Interest and sundry income	(102,276)	(116,541)	(296,620)	(296,072)
Debenture interest expense [note 8]	173,476	178,627	502,364	383,190
Convertible debentures settlement [note 8]	830,516	—	830,516	—
Foreign exchange (gain) or loss	(12,343)	286,129	249,804	599,653

	889,373	348,215	1,286,064	686,771

Loss for the period	(5,794,556)	(4,502,411)	(13,427,026)	(10,231,725)

Deficit, beginning of period	(53,277,920)	(39,710,103)	(45,645,450)	(33,980,789)
Equity component of convertible debentures settlement [note 8]	1,607,424	—	1,607,424	—

Deficit, end of period	(57,465,052)	(44,212,514)	(57,465,052)	(44,212,514)

Basic and diluted loss per common share	$(0.17)	$(0.13)	$(0.38)	$(0.32)

Weighted average number of common shares outstanding	35,059,451	33,671,103	35,056,273	33,176,955

See accompanying notes

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Expressed in Canadian Dollars)

	Three Months Ended		Nine Months Ended
	December 31		December 31
	2005	2004	2005	2004
		[Restated — note 2]		[Restated — note 2]
	$	$	$	$
OPERATING ACTIVITIES
Loss for the period	(5,794,556)	(4,502,411)	(13,427,026)	(10,231,725)
Adjustment for items not involving cash
Amortization of property and equipment	163,839	64,225	368,924	188,749
Amortization of intangibles	116,547	116,547	349,641	349,641
Amortization of deferred tenant inducements	(263,502)	(17,736)	(278,704)	(17,736)
Amortization of deferred revenue	(46,944)	(79,135)	(140,833)	(237,405)
Loss on disposal of motor vehicles and equipment	—	10,645	97,244	10,793
Convertible debentures settlement	830,516	—	830,516	—
Interest adjustment on convertible debentures settlement	(81,340)	—	(81,340)	—
Stock-based compensation	35,195	243,404	169,265	2,073,634
Implied interest expense on convertible debentures	172,262	165,458	498,722	258,123
Unrealized foreign exchange loss (gain)	3,292	(198,326)	(171,780)	(450,640)

	(4,864,691)	(4,197,329)	(11,785,371)	(8,056,566)
Changes in non-cash working capital items:
Sales taxes receivable	(40,946)	—	52,095	—
Accounts and other receivables	(43,197)	(93,363)	3,060,339	(301,106)
Investment tax credit receivable	(203,000)	297,401	(466,604)	281,102
Inventories	516	12,473	(26,296)	(51,312)
Prepaid expenses, deposits, and other	(15,821)	899,211	(73,870)	685,928
Accounts payable and accrued liabilities	1,325,735	27,151	1,467,394	27,151

Cash used in operating activities	(3,841,404)	(3,054,456)	(7,772,313)	(7,414,803)

INVESTING ACTIVITIES
Purchase of short term investments	—	(2,661,030)	(5,193,681)	(9,854,871)
Proceeds from short term investments	4,526,328	—	12,769,904	—
Rental deposit returned (paid)	—	545,562	125,000	(165,956)
Tenant inducement allowance received	—	159,985	64,094	159,985
Restricted cash	—	(36,322)	11,500	173,014
Proceeds on disposal of motor vehicles and equipment	—	—	164,569	—
Purchase of property and equipment	(1,248)	(693,776)	(41,725)	(1,259,915)

Cash provided by (used in) investing activities	4,525,080	(2,685,581)	7,899,661	(10,947,743)

FINANCING ACTIVITIES
Proceeds from issuance of share capital, net of issuance costs	—	3,517,142	183,000	7,012,056
Repayment of amounts due to directors	—	(2,217)	—	(94,724)
Convertible debentures repaid [note 8]	(1,185,954)	—	(1,349,022)	6,818,744
Repayment of capital lease obligations	(1,861)	(8,082)	(41,614)	(23,354)

Cash provided by (used in) financing activities	(1,187,815)	3,506,843	(1,207,636)	13,712,722

(Decrease) in cash and cash equivalents	(504,139)	(2,233,194)	(1,080,288)	(4,649,824)
Cash and cash equivalents, beginning of period	9,657,139	5,885,233	10,233,288	8,301,863

Cash and cash equivalents, end of period	9,153,000	3,652,039	9,153,000	3,652,039

See accompanying notes
See note 14 — Supplemental cash flows

WEX PHARMACEUTICALS INC.
SCHEDULE OF CONSOLIDATED OPERATING EXPENSES
(Unaudited)
(Expressed in Canadian Dollars)

	Three Months Ended		Nine Months Ended
	December 31		December 31
	2005	2004	2005	2004
		[Restated — note 2]		[Restated — note 2]
	$	$	$	$
Research and development
Administration costs	60,797	126,536	147,220	297,320
Clinical testing , insurance, consulting and patent costs	3,256,482	2,147,826	6,755,646	3,474,766
Legal and translating	5,493	863	14,432	24,920
Rent [note 11(a)]	(91)	80,605	163,245	152,563
Salaries and benefits	393,510	288,027	1,007,428	580,483
Scientific research and development tax credit	(203,000)	—	(467,712)	—
Stock-based compensation expense [note 9(e)]	195	24,938	195	704,075
Travel and conferences	75,382	82,043	270,659	205,697

Total research and development expenses	3,588,768	2,750,838	7,891,113	5,439,824

General and administrative
Administration costs	155,469	264,386	605,480	577,729
Accounting fees	44,830	45,263	235,760	78,206
Directors’ fees	50,008	16,792	179,322	16,792
Legal and solicitor fees	265,562	90,884	451,964	182,381
Rent [note 11(a)]	(3,275)	142,414	186,574	325,668
Salaries, benefits	152,484	534,812	921,827	1,114,106
Severance and restructuring [note 1]	222,595	—	562,472	—
Stock-based compensation expense [note 9(e)]	35,000	218,466	169,070	1,369,559
Travel, promotion and advertising	183,899	41,334	438,733	302,625

Total general and administrative expenses	1,106,572	1,354,351	3,751,202	3,967,066

See accompanying notes

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three months and Nine months ended December 31, 2005 and 2004 (Unaudited)
1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION
The Company was incorporated under the federal laws of Canada in 1987.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain.  The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market.  The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.
At December 31, 2005, the Company had an accumulated deficit of $57,465,052 and incurred losses of $5,794,556 and $13,427,026 for the three months and nine months ended December 31, 2005. The Company’s ability to continue as a going concern is uncertain and dependent upon its ability to achieve profitable operations, obtain additional capital and dependent on the continued support of its shareholders. Management is planning to raise additional capital to finance operations. The outcome of these matters cannot be predicted at this time. If the Company is unable to obtain adequate additional financing, management may be required to curtail the Company’s operations.
These unaudited interim consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities which might be necessary should the Company be unable to continue in business.
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual financial statements. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited annual financial statements and notes thereto for the year ended March 31, 2005 included as part of the Company’s 2005 Annual Report filed with the appropriate Canadian securities commissions. All amounts are expressed in Canadian dollars unless otherwise indicated.
In the opinion of management, all adjustments, including reclassifications and normal recurring adjustments, necessary to present fairly, in all material respects, the consolidated financial position as at December 31, 2005, and the consolidated results of operations and cash flows for the three months and the nine months ended December 31, 2005 and 2004, have been made. Interim results are not necessarily indicative of results for a full year.
The Company incurred additional restructuring costs as a result of implemented certain restructuring initiatives to reduce costs which resulted in the Company terminating employment of several employees. During the three months and nine months ended December 31, 2005, the Company has recognized restructuring costs of $222,595 (2004 — $nil) and $562,472 respectively (2004 — $nil) and are included in general and administrative expenses of which approximately $428,620 remains in accrued liabilities at December 31, 2005.
2.	SIGNIFICANT ACCOUNTING POLICIES
All accounting policies are the same as described in note 2 to the Company’s audited annual consolidated financial statements for the year ended March 31, 2005 included in the Company’s 2005 Annual Report filed with the Canadian securities commissions.
Pursuant to the People’s Republic of China (“PRC”) regulations, the Company’s PRC subsidiary is required to make appropriations to reserve funds, comprising the statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”).  Appropriations to the statutory surplus reserve should be at least 10% of after tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the Company’s registered capital.  The transfer to this reserve must be made before distribution of dividends to shareholders.  Except for the reduction for losses incurred, any other usage should not result in this reserve balance falling below 25% of the registered capital.  Appropriations to the statutory public welfare fund are at 5% to 10% of after tax net income determined in accordance with PRC GAAP.  The statutory public welfare fund is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation.  Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors.  These reserves are not available for distribution to owners under general operating conditions.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three months and Nine months ended December 31, 2005 and 2004 (Unaudited)
Change of accounting policy
Effective January 1, 2005, the Company changed its policy with respect to capitalizing costs associated with the preparation, filing and obtaining patents. As a result, such costs, previously capitalized, are now recorded as research and development expenditures in the period in which they are incurred.
This change was applied retroactively and accordingly, the prior periods have been restated. The impact of this change has been to increase the loss for the three months and nine months ended December 31, 2004 by $54,839 and $269,944, respectively. This resulted in a $nil and a $0.01 effect, respectively, to the basic and diluted loss per common share from the amounts previously reported.
Measurement uncertainty
During the quarter ended December 31, 2005, management commenced a review of the carrying value of its intangible assets which arose from its acquisition of the remaining 46% interest in Nanning Maple Leaf Pharmaceutical Co. Ltd. Management expects to complete this review during the fourth quarter ending March 31, 2006, the outcome of which may result in an adjustment to the carrying value of the intangible assets.
3.	CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
a)	Cash and cash equivalents
At December 31, 2005, cash and cash equivalents includes $826,932 denominated in Euros [March 31, 2005 — $Nil], $5,007,204 denominated in U.S. dollars [March 31, 2005 — $6,203,659], $2,342,616 denominated in Chinese Renminbis [March 31, 2005 — $2,120,151], $24,108 denominated in Hong Kong dollars [March 31, 2005 — $652,145] and $952,140 denominated in Canadian dollars [March 31, 2005 - $1,257,333].
b)	Short-term investments

December 31, 2005	Interest Rate	Maturity Date	Amount

Canadian Dollar Investments
Guaranteed Investment Certificate	1.40%	May 2006	$100,000
Bankers Acceptance	2.90%	February 2006	2,760,453

			2,860,453

Chinese Renminbi Investments
Term Deposit	2.25%	January 2006	144,499

			$3,004,952

March 31, 2005	Interest Rate	Maturity Date	Amount

Canadian Dollar Investments
Guaranteed Investment Certificate	2.45%	December 2005	$4,000,000
Guaranteed Investment Certificate	2.25%	January 2006	2,000,000
Bankers Acceptance	2.51%	December 2005	3,996,776

			9,996,776

Chinese Renminbi Investments
Term Deposit	2.25%	January 2006	584,400

			$10,581,176

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three months and Nine months ended December 31, 2005 and 2004 (Unaudited)
4.	FOREIGN CURRENCY
The Chinese Renminbi is not a freely convertible currency. Future exchange rates of Renminbi could vary significantly from the current or historical exchange rates as a result of controls that could be imposed by the PRC government. The exchange rates of Renminbi are affected by changes in PRC government policies. The exchange rates of Renminbi are also affected by economic developments and political changes domestically and internationally and supply and demand for the Renminbi. The Company does not expect these restrictions to affect the free flow of cash in the normal course of business.
In addition, the Company is exposed to foreign currency risks with respect to the U.S. dollar, European euro and Hong Kong dollar due to the Company having certain obligations and holding funds in these foreign currencies. The Company does not engage in foreign currency hedging instruments to mitigate its foreign currency risks.
5.	PROPERTY AND EQUIPMENT

		Accumulated
December 31, 2005	Cost	Amortization	Net Book Value

Furniture and office equipment	$631,360	$275,912	$355,448
Computer software	9,403	9,403	—
Leasehold improvements	155,274	143,632	11,642
Machinery and equipment	2,078,370	387,369	1,691,001
Motor vehicles	247,277	94,050	153,227

	$3,121,684	$910,366	$2,211,318

		Accumulated
March 31, 2005	Cost	Amortization	Net Book Value

Furniture and office equipment	$598,766	$193,634	$405,132
Computer software	9,403	2,351	7,052
Leasehold improvements	252,229	109,546	142,683
Machinery and equipment	2,078,083	262,046	1,816,037
Motor vehicles	528,121	96,202	431,919

	$3,466,602	$663,779	$2,802,823

Amortization expense for the three months and nine months ended December 31, 2005 amounted to $163,839 and $368,924 respectively [2004 — $64,225 and $188,749]. Included in property and equipment are assets held under capital leases with a cost of $28,915 [2004 – 97,901] and accumulated amortization of $26,506 [2004 — $21,285.
6.	INTANGIBLE ASSETS

	December 31, 2005	March 31, 2005

Technology licenses — cost	$5,196,850	$5,196,850
Accumulated amortization	1,467,346	1,117,705

Net book value	$3,729,504	$4,079,145

Amortization expense for the three months and nine months ended December 31, 2005 amounted to $116,547 and $349,641 respectively [2004 — $116,547 and $349,641]. (See [note 2] “Measurement uncertainty”.)

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three months and Nine months ended December 31, 2005 and 2004 (Unaudited)
7.	CAPITAL LEASE OBLIGATIONS
The Company leases computer equipment under a capital lease, expiring in March 2006, for which the future minimum lease payments are as follows:

Total future minimum lease payments due March 2006	$4,949
Less: Amount representing interest (approximately 13.9%)	(141)

Current portion of capital lease obligation	$4,808

Interest expense on the lease payments for the three months and nine months ended December 31, 2005 amounted to $233 and $1,589 respectively [2004 — $781 and $2,820].
8.	CONVERTIBLE DEBENTURES
On December 22, 2005, the Company’s wholly owned subsidiary, Wex Medical Limited and the debentures holder amended the repayment terms of the unsecured convertible debentures which were issued in the aggregate amount of $6,818,744 (US$5.1 million) in June 2004. These debentures bear interest at 5.5% per annum, payable semi-annually in U.S. dollars and are convertible at any time at the option of the holder into common shares of the Company at a conversion price of $5.00 per common share based on the Canadian dollar equivalent of the debentures of approximately $7,000,000. The Company has the option to request a conversion at any time if the Company’s common shares have traded for ten consecutive days at a price of at least $7.50 per common share. The debentures, previously repayable at maturity of June 2009, are now repayable at regular intervals commencing December 31, 2005 and ending December 31, 2007.
In accordance with Section 3861, Financial Instruments – Disclosure and Presentation, of the CICA Handbook, the Company had allocated the proceeds from the debentures into a debt component and an equity component. The convertible debentures had been initially recorded on the balance sheet as a debt of $4,473,570 (US$3,346,000) which was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued, to be accreted to the principal amount as additional interest over the terms of the debentures.  An amount of $2,332,443, representing the estimated value of the right of conversion, less related issue costs of $12,728, was included in shareholders’ equity as the equity component of the debentures representing the difference between the debt component and the face value of the debentures.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three months and Nine months ended December 31, 2005 and 2004 (Unaudited)
The repayments are to be made in U.S. dollars and are translated to Canadian dollars approximately as follows:

Repayment dates	U.S. Dollars	Canadian Dollars
December 31, 2005	$1,020,000	$1,185,954
June 30, 2006	382,500	444,847
September 30, 2006	382,500	444,847
December 31, 2006	765,000	889,694
March 31, 2007	637,500	741,413
June 30, 2007	637,500	741,413
September 30, 2007	637,500	741,413
December 31, 2007	637,500	741,413

Total repayments	5,100,000	5,930,994
Less payment on December 31, 2005	(1,020,000)	(1,185,954)

Subtotal	$4,080,000	$4,745,040
Implied accretion interest	(623,404)	(725,018)
Less: current portion	(1,378,239)	(1,602,893)

Long-term portion	$2,078,357	$2,417,129

In accordance with EIC 88 of the CICA Handbook, the Company has revalued the convertible debentures based on the amended terms of the debenture agreement as at December 22, 2005 by calculating the net present value of the future cash flows using a discount rate that would have been applicable to non-convertible debt. Accordingly, $5,205,976 (US$4,476,596) was allocated to debt and the residual of $725,018 (US$623,404) was allocated to the conversion feature between this revised value of the debt and the book value of the debt before the amendment resulted in a loss of $830,516 and the difference between the revised value of the conversion feature and the book value before the amendment resulted in a credit to deficit of $1,607,424.
The difference included in debenture interest expense for the three months and nine months ended December 31, 2005 is interest calculated on the face value of the convertible debentures of $81,756 and $244,825 respectively, plus a notional interest amount of $91,720 and $257,539, respectively, representing the accretion of the carrying value of the debentures (16% effective interest rate) less the amortization of debt issuance costs of $1,214 and $3,642 respectively.
9.	SHARE CAPITAL
a)	Authorized
Unlimited number of common shares without par value.
b)	Issued and outstanding

	Number of
	Common
	Shares
	Outstanding	Amount

Balance, March 31, 2005	34,957,451	$62,583,019

Issued for cash pursuant to exercise of stock options	102,000	183,000

Balance, December 31, 2005	35,059,451	$62,766,019

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three months and Nine months ended December 31, 2005 and 2004 (Unaudited)
c)	Escrow shares
As at December 31, 2005, 1,559,054 [March 31, 2005 — 1,818,897] common shares are held in escrow relating to the acquisition, in September 2002, of the additional interest in Nanning Maple Leaf Pharmaceuticals Co. Ltd. to be released every six-months in the amount of 259,843 shares with the balance to be released on November 12, 2007. However, the escrowed shares were not released in November 2005 since the Company is currently reviewing the acquisition agreement which was entered into on November 30, 2001 and related documentation prior to releasing any further shares from escrow.
During the three months and nine months ended December 31, 2005, nil and 259,843 common shares respectively, were released from escrow.
d)	Stock options
The Company’s stock option plan was amended and approved by the shareholders at the August 12, 2005 annual general meeting which as at December 31, 2005 provides for the granting of up to 9,300,000 stock options, an increase from 6,220,000, to executive officers, directors, employees, consultants and clinical advisory board members. The stock options available for issuance under the plan generally vest over three years and have a maximum term of five years.
Stock option transactions are summarized as follows:

		Weighted
	Number of Options	Average
	Outstanding	Exercise Price

Outstanding at March 31, 2005	4,078,213	$3.05

Granted	190,000	1.50
Forfeited	(76,600)	3.86
Expired	(748,000)	2.69
Exercised	(102,000)	1.79

Outstanding at December 31, 2005	3,341,613	$3.07

The following table summarizes the Company’s outstanding options as at December 31, 2005 which expire up to December 2010:

	Options Outstanding			Options Exercisable
		Weighted	Weighted Average		Weighted
		Average	Remaining		Average
Range of		Exercise	Contractual Life		Exercise
Exercise Prices	Outstanding	Price	(years)	Exercisable	Price
$1.60 – $1.82	1,186,613	$1.77	2.41	1,076,613	$1.80
$2.00 – $2.82	340,000	2.36	1.87	340,000	2.36
$3.65 – $3.83	1,495,000	3.82	2.88	1,495,000	3.82
$5.02 – $5.53	320,000	5.10	1.83	320,000	5.10

	3,341,613	$3.07	2.51	3,231,613	$3.12

In addition, the Company is committed to grant 573,333 stock options in the future to certain employees and executive directors pursuant to employment and other agreements. These options were granted subsequent to December 31, 2005.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three months and Nine months ended December 31, 2005 and 2004 (Unaudited)
e)	Stock-based compensation
For the three months and nine months ended December 31, 2005, the Company recorded non-cash stock-based compensation expense of $35,195 and $169,265, respectively [2004 — $243,404 and $2,073,634], with a corresponding increase in contributed surplus.
The fair value of the 190,000 stock options granted during the three months and nine months ended December 31, 2005 was estimated using the Black-Scholes option-pricing model using the following weighted average assumptions.

	Three months ended		Nine months ended
	December 31		December 31
	2005	2004	2005	2004

Annualized volatility	54.2%	52.8%	54.2%	63.6%
Risk-free interest rate	3.8%	3.4%	3.8%	3.7%
Expected life	4.7 years	3.0 years	4.7 years	3.0 years
Dividend yield	0.0%	0.0%	0.0%	0.0%
f)	Share purchase warrants
Effective July 13, 2005 the Company received approval from the Toronto Stock Exchange to extend the expiry date of 3,838,788 common share purchase warrants by an additional year, which now expire at various dates from August 5, 2006 to January 30, 2007. Shareholder approval for the extension of 2,028,770 of these warrants, which are held by an insider, was obtained at the Annual General Meeting on August 12, 2005. As at December 31, 2005 the Company had 3,838,788 [March 31, 2005 - 3,838,788] warrants outstanding for the purchase of common shares, at an average exercise price per common share of $3.85 [March 31, 2005 — $3.85] . In addition, the Company has agent’s warrants outstanding for the purchase of 11,360 [March 31, 2005 — 109,392] common shares at an average exercise price of $5.00 [March 31, 2005 — $2.27] per common share expiring January 30, 2006.
g)	Shareholders Rights Plan
On September 9, 2005, the shareholders approved a shareholder rights plan (the “Rights Plan”), which expires at the Company’s annual general meeting in 2008. The Rights Plan was designed to encourage the fair treatment of its shareholders in the event of an unsolicited take-over bid for shares of the Company. The Rights Plan will provide the board of directors (the “Board”) and shareholders of the Company with more time to fully consider any unsolicited take-over bid without undue pressure, allowing the Board to pursue, if appropriate, other alternatives to maximize shareholder value and allowing additional time for competing bids to emerge. Under the Rights Plan, holders of common shares are entitled to one share purchase right (“Right”) for each common share held. If any person or group makes a take-over bid, other than a bid permitted under the plan or acquires 20% or more of the Company’s outstanding common shares without complying with the Rights Plan, each Right will entitle its holder (other than the acquiring person and certain related persons) to acquire, for $100.00, common shares of the Company having a market price of $200.00.
10.	RELATED PARTY TRANSACTIONS
a)
The Company paid $52,600 in consulting fees to an officer during the three months ended December 31, 2005 [2004 — $16,860] and $248,119 for the nine months ended December 31, 2005 [2004 — $186,260], which are included in the research and development expenses. $18,812 is included in accounts payable and accrued liabilities as at December 31, 2005 [March 31, 2005 — $nil].

b)
The Company paid $17,938 in consulting fees to an officer and director during the three months ended December 31, 2005 [2004 — $nil] and $34,878 for the nine months ended December 31, 2005 [2004 — $nil], which are included in general and administrative expenses.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three months and Nine months ended December 31, 2005 and 2004 (Unaudited)
c)
The Company incurred $148,273 of legal fees charged by a law firm, a partner of which is a director of the Company, for the three months ended December 31, 2005 [2004 — $7,552] and $330,972 for the nine months ended December 31, 2005 [2004 — $94,850], which are included in general and administrative expenses. As at December 31, 2005, $176,212 is included in accounts payable and accrued liabilities [March 31, 2005 — $79,038].

All related party transactions are recorded at the exchange amounts agreed to between the related parties.
11.	COMMITMENTS & CONTINGENCIES
a)	The Company has entered into operating lease agreements with respect to its premises and facilities for which the minimum payments required under these agreements are as follows:

2006	$172,980
2007	9,936
2008	9,936
2009	9,936
2010	9,936
Thereafter	4,968

Total	$217,692

On December 30, 2005 the Company assigned the lease of its Vancouver premises, with a total future commitment remaining until May 31, 2014 for base rent of $2,060,550 plus operating costs, to new tenants. The new tenants are liable for all commitments related to these premises. However, the Company has guaranteed the future payments in the event that the assignee defaults, and in this respect has obtained personal indemnifications by the assignees.
As a result of the assignment transaction, the Company has recognized the settlement costs on the date of the settlement as a charge to income in the amount of $108,480 offset by the recognition of the deferred tenant inducements of $206,748. Also, leasehold improvements related to these premises of $82,401 have been fully written down and recognized as amortization costs.
The Company is currently in negotiations for new premises.
The rent expense for the three and nine months ended December 31, 2005 amounted to a credit of ($3,366) and expense of $349,819 respectively [2004 — $223,019 and $478,231].
b)
The Company has entered into agreements with various companies for non-clinical work and for the purpose of conducting clinical research studies or equipment expenditures. Payments required under these agreements are as follows:

	Non -Clinical	Clinical
	Research	Research	Total

2006	$915,258	$3,127,308	$4,042,566
c)	Pursuant to the license agreement with Esteve, the Company is jointly responsible for development costs in excess of $40 million (€25 million), if any.
d)
Employees of the Asian subsidiaries participate in a mandatory defined contribution retirement plan pursuant to which the subsidiaries make contributions based on a percentage of the employee’s salary.

e)
The Company was notified in April 2005 that its appeal with the Chinese Patent Office concerning ownership of a patent relating to addiction withdrawal in the territory of China was not successful. The Company is currently considering legal options and other possible business arrangements.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three months and Nine months ended December 31, 2005 and 2004 (Unaudited)
f)
The Company is the subject of an investigation by a regulatory authority as to whether its disclosure of its Phase IIa clinical trial results in October 2003 was timely and accurate in connection to the grant of options on October 31, 2003.

g)
The Company has received a claim by a former employee relating to severance as well as the extension of the exercise period of certain stock options. In addition, the Company has received a claim by an employee relating to employment matters. While the Company intends to defend these claims, management has made accruals for the potential loss. Management does not expect the final resolution of these matters to have a material effect on the Company’s operating results.

In addition, the Company has received a claim in the amount of US$120,000 for services rendered. Management believes that this claim is without merit and intends to defend the action. The Company does not expect any losses to occur with respect to this matter and accordingly no provision has been made in the accounts. A loss, if any, arising from this matter will be recorded in the period it is determined.
12.	SEGMENTED INFORMATION
a)	The Company is managed as one reportable business segment. Revenues and long-lived assets by geographical segment are presented below.
b) Geographic Information:
Revenue is attributed to countries based on the location of the Company’s collaborators and customers:

	Three months ended		Nine months ended
	December 31		December 31
	2005	2004	2005	2004
Sales to and licensing fees from external customers:
China	$97,751	106,979	$351,057	374,232
United Kingdom	—	19,488	—	52,448
Spain	46,944	79,135	140,833	237,405

	$144,695	205,602	$491,890	664,085

c)	License fees for the periods ended December 31, 2005 and 2004 are derived from the Company’s development partner located in Spain.
d)	The break-down of the Company’s long-lived assets by location, which include property and equipment and intangible assets, are as follows:

	December 31,	March 31,
As at:	2005	2005
Long-lived assets:
United States	$—	$3,584
Canada	3,928,704	4,420,451
Hong Kong	36,163	307,260
China	1,975,955	2,150,673

Total long-lived assets	$5,940,822	$6,881,968

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three months and Nine months ended December 31, 2005 and 2004 (Unaudited)
13.	COMPARATIVE FIGURES
Certain 2004 comparative figures have been reclassified to conform with the financial statement presentation adopted in the current period, and in respect of the change in accounting policy discussed in note 2.
14.	SUPPLEMENTAL CASH FLOW

	Three Months Ended		Nine Months Ended
	December 31		December 31
	2005	2004	2005	2004
Interest Paid	$—	$101,745	$163,069	$101,745
15.	SUBSEQUENT EVENT
On February 15, 2006, the Company has entered into a lease agreement for its new office premises in Vancouver. The lease terms commence on March 1, 2006 and expire on December 31, 2009. The landlord and the Company each have the option to terminate the lease as of December 31, 2007. The base rent if $60,676 per annum with estimated operating costs of $87,318 per annum.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2005
The following is a discussion by management of WEX Pharmaceuticals Inc. (“WEX” or the “Company”) for the operating results covering the three and nine months ended December 31, 2005 and is as of February 15, 2006 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three and nine months ended December 31, 2005 and the Company’s annual audited consolidated financial statements for the year ended March 31, 2005 and the notes included thereto. The Company’s unaudited interim consolidated financial statements have been prepared in accordance with Canadian GAAP and all values are in Canadian dollars unless otherwise noted. The forward-looking statements in this discussion, including but not limited to the expectations regarding the future performance, liquidity and capital resources and all other non-historical statements include numerous risks and uncertainties, as described in the “Risk Factors” section of the Company’s Annual Information Form. The Company’s actual results of clinical trials, financing, cash resources, and partnership with major suppliers and partners may differ materially from those contained in any forward-looking statements. WEX disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events. Additional information relating to WEX Pharmaceuticals Inc. including the Company’s Annual Information Form is available on SEDAR at www.sedar.com.
OVERVIEW
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products for the management of pain.
The Company is currently developing Tetrodotoxin (“TTX”) as a medication intended to provide relief for various persistent and chronic pain conditions associated with cancer (trade name Tectin™) and as a local anaesthetic (trade name Tocudin™).
Our vision is to become a fully integrated international pharmaceutical company with the expertise and infrastructure to discover, develop, manufacture and commercialize proprietary therapeutics derived from naturally occurring toxins for worldwide markets.
CORPORATE DEVELOPMENTS
Financial
On December 22, 2005, the Company finalized negotiations with holders of its unsecured convertible debentures in the aggregate principal amount of US$5.1 million that were issued in June 2004 by the Company’s wholly-owned subsidiary, Wex Medical Limited, to 3 investment funds managed by a major Asian financial institution. Under the amended terms, the Company has agreed to repay the debentures in a series of instalment payments over the next two years. An initial payment of US$1.02 million was made prior to December 31, 2005 and the final payment will be made on December 31, 2007. The remaining terms of the debentures, including interest and conversion terms, remain unchanged. (See Convertible Debentures section.)

WEX PHARMECEUTICALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2005
Clinical
Tectin™
In October 2005, WEX announced the preliminary results of its Chinese Phase IIa clinical trial of Tectin™. There were no serious adverse side effects reported at any dose level. The results seem to demonstrate an efficacy optimal dose similar to that identified within the Canadian development. Based on these findings and in line with the recommendation of its clinical advisors and investigators, the Company will now proceed with the preparation of Phase IIb study in China which will involve over 200 patients.
In November 2005, the Company received a response from the U.S. Food and Drug Administration (FDA) in regard to the Chemistry, Manufacturing and Controls (CMC) section of its upcoming Investigational New Drug Application (IND) dossier for Tectin™. The FDA indicated that they have no concerns with the CMC at this time so now the Company will move ahead with filing an IND in the US.
In December 2005, the Company announced the completion of the enrollment and dosing of 50% of the patients in the Tectin™ Phase IIb/III clinical study. The Company is preparing an interim analysis which is expected to be completed by the end of March 2006. This trial is a randomized double-blind placebo controlled study currently being conducted at 29 sites in Canada for patients suffering from moderate to severe inadequately controlled cancer-related pain. The primary objective of this study is to compare safety and efficacy of subcutaneous treatment of Tectin™ versus placebo in reducing the intensity of pain in up to 146 patients with cancer. Additional sites in Chile, where the Company has recently completed an investigators meeting, will participate in the study with the target of dosing up to 40 patients. The remaining enrollment and dosing of patients in the study is expected to be completed in June 2006.
An independent inspection of the Nanning Plant on behalf of the Laboratorios del Dr. Esteve S.A. (“Esteve”) of Barcelona, Spain was performed in January 2006. A verbal conclusion stated the satisfaction of the inspector in terms of compliance with GMP (Good Manufacturing Practices). The final written report is expected in February 2006. The Joint Development Committee between Esteve and WEX wishes to hold its meeting in March 2006.
Tetrodin™
Since the Chinese Patent Office has changed registered ownership of the drug withdrawal Patent No. ZL95190556.2 “Use of Amino Quinazoline Hydride Compound and its Derivative for Abstaining from Drug Dependence” in China from the Company’s subsidiary, Nanning Maple Leaf Pharmaceuticals to one of the two inventors and a third party who alleges to have been an employer of the other inventor, and due to financial and other considerations, the Company has suspended its current development and testing of its opiate addiction withdrawal drug. Although the Company is assessing the situation to determine whether it will take further steps to establish exclusive ownership of this Chinese Withdrawal Patent, the situation is still unresolved. This development regarding the Chinese Withdrawal Patent does not affect other tetrodotoxin related therapeutic indications. The Company will continue to focus its financial and operational resources on the development of Tectin™ for the treatment of moderate to severe cancer related pain.
Tocudin™, a local anaesthetic, is currently in the pre-clinical stage and further development and commercialization plans are pending allocation of additional resources.

WEX PHARMECEUTICALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2005
Intellectual Property
In November 2005, the Company made a request for its US Patent No. 6,407,088 “Method of Analgesia” to be re-examined in light of prior art discovered by the Company. The re-examination is intended to introduce such changes to the scope of the patent as may be necessary to ensure that it is valid and enforceable. The re-examination reflects the Company’s continuing determination to strengthen its patent portfolio.
The Company is currently evaluating all of its intellectual property assets to identify further opportunities for commercialization. (See also Commitments and Contingencies section.)
Special Shareholder Meeting
In December, the Company announced that it had received two separate requisitions from different shareholders, each seeking to convene a special meeting of shareholders. One requisition, received from Ms. Margaret Chow, sought approval for resolutions to remove all of the existing directors of the Company, to fix the size of the Board at six and to elect six of Ms. Chow’s unidentified nominees, as directors. The other requisition, received from Mr. A.J. Miller, sought approval for resolutions to remove Ms. Donna Shum, Mr. Frank Shum and Mr. Kenneth Li as directors and to be nominated as a director. Mr. Miller’s requisition also asked shareholders to vote on a resolution to create a royalty trust, as a defensive takeover mechanism.
Although there were discussions among the Company and the respective shareholders to explore the possibilities of an agreed resolution to the restructuring of the Board, no agreement was reached so the Board decided to call a special meeting of shareholders for 10:00 a.m. (Pacific Time) on Thursday, January 26, 2006 to enable shareholders to consider the two proposals for restructuring the Board and the proposal to create a royalty trust.
During the meeting held on January 26, 2006, Frank (Hay Kong) Shum and Donna Shum were removed as directors of the Company and Benjamin Chen, Pierre Cantin and A.J. Miller were elected as directors to replace Frank (Hay Kong) Shum and Donna Shum and to fill the vacancy which resulted from Kenneth Li’s resignation. The shareholders’ proposal on the creation of a royalty trust was defeated.
The Management Team
Mr. Simon Anderson, CA, joined the Board of Directors and is now also the Chair of the audit committee.
Dr. Howard Cohen, who was the chair of the Company’s scientific advisory board joined the Board of Directors. Dr. Cohen replaced Dr. Phil Gold, who had stepped down as a director, and will continue to serve the Company as a member of the scientific advisory board.
Dr. Edge Wang became President and Chief Executive Officer of the Company. Dr. Edge Wang named his new management team. Dr. Jean Bourgouin, Chief Medical Officer, was appointed Executive Vice President of the Company with further responsibilities and authority. Trevor Sinclair, CA, is the Interim Chief Financial Officer as Company continues to search for a permanent CFO. Dr. Don Qiu was appointed V.P. Operations of the Company and subsequently stepped down to General Manager of Wex Medical Ltd. The members of the new management team also consist of Dr. Anh Ho Ngoc, V.P. Regulatory Affairs, Mr. Don Evans, V.P. Corporate Communication, and Dr. Euan Taylor, V.P. Intellectual Property.
Now that the Company has completed its significant restructuring it can look forward to focusing on strategic planning and its development of the TTX applications.

WEX PHARMECEUTICALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2005
COMPANY GOALS & STRATEGIES
•	To focus our financial and operational resources on the development of Tectin™ for the treatment of moderate to severe cancer-related pain through clinical trials in North America, Chile and China.
Through a joint global development plan, in collaboration with our European strategic partner Esteve, we will also share resources and expertise to rapidly develop and commercialize our products in Europe.
•	To expand our drug pipeline by developing additional technologies.
The Company will maintain a presence in China where a portion of the Company’s product research is performed. In addition, the Company produces and distributes a line of generic pharmaceutical products in China. We believe that the Company’s research and development team is uniquely positioned to identify and commercialize new drug discoveries for distribution in China and around the world.
•	To enter into additional collaborations with third parties.
At the present time the Company has limited capabilities for marketing its products under development. Accordingly, collaborations with third parties who have experience in commercialization will be required to handle this function. Further, such collaborations may provide the Company with financial backing to assist in the development and in the commercialization of our products.
•	To maintain a strong intellectual property portfolio.
We attach great significance to patents and the protection of industrial secrets for new technologies, products and processes. Accordingly, the approach is to build a portfolio that provides broad protection of our basic platform technology, as well as a tiered patent claim structure to provide back-up patent positions in commercially significant areas.
OTHER COMPANY OBJECTIVES
•	To complete the patient enrollment for the Canadian Phase IIb/III Tectin™ clinical trial.
•	To begin the European Phase II study for Tectin™ (study will be managed and funded by the Company’s licensing partner).
•	To file an IND with the FDA to begin a cancer-related pain study in the U.S.
•	To proceed with the preparation of a Phase IIb study for cancer related pain in China.

WEX PHARMECEUTICALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2005
FINANCIAL RESULTS
Overall Performance
For the three months ended December 31, 2005, the Company recorded a loss of $5,794,556 ($0.17 per common share) compared to a loss of $4,502,411 ($0.13 per common share) in the three months ended December 31, 2004. The increase in loss for the three months ended December 31, 2005 is mainly attributable to increased clinical trial costs, legal costs related to the special shareholder meeting held on January 26, 2006, and a non-cash expense of $830,516 due to a revaluation resulting from the amendments of the payment terms of the debentures now requiring full repayments up to December 31, 2007.
The Company recorded a loss for the nine months ended December 31, 2005 of $13,427,026 ($0.38 per common share) compared to a loss of $10,231,725 ($0.32 per common share) in the nine months ended December 31, 2004. The increase in loss for the nine months ended December 31, 2005, when compared to the preceding period, is attributable to the large increase in clinical trial costs, legal costs, and the non-cash expenses for the settlement of debentures.
Management expects losses to continue during the coming quarters as it continues to focus resources on clinical trials in an effort to further the commercialization of TectinTM.
The Company had cash, cash equivalents and short term investments of $12,157,952 as at December 31, 2005 as compared to $20,814,464 as at March 31, 2005. Working capital as at December 31, 2005 was $7,692,361 as compared to $22,014,096 as at March 31, 2005. The Company is planning a new financing to strengthen its financial position.
Critical Accounting Estimates
The significant accounting policies that WEX believes to be the most critical in fully understanding and evaluating its financial results are revenue recognition, valuation and amortization of intangible assets, stock-based compensation and fair valuation of debentures. These accounting principles require WEX to make certain estimates and assumptions. The Company believes that the estimates and assumptions upon which it relies, are reasonable, and based upon information available to the Company at the time that these estimates and assumptions are made. Actual results may differ from the Company’s estimates. Areas where critical accounting estimates are made include revenue recognition, the valuation and amortization of intangible assets, amounts recorded as stock-based compensation and the fair valuation of debentures. The Company’s critical accounting estimates affect the Company’s net loss calculation and results of operations.
Revenue recognition
License fees are comprised of initial upfront fees and payments from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Initial fees and milestone payments received, which require the ongoing involvement of the Company, are deferred and amortized into income on a straight line basis over the period of ongoing involvement of the Company. Revenue recognition of the first $1.58 million payment, which was recorded as deferred revenue upon receipt, for the years 2003 and 2004 was amortized over a five year period. New management estimates amended the amortization period to seven years commencing the three months ended March 31, 2005. Any change in the estimate of the expected ongoing involvement during the period could have a material impact on the Company’s earnings.
Generic sales revenues are recognized when the products are shipped to the customer provided the customer has retained all the significant risks of ownership and there are no future obligations with respect to the product shipped.

WEX PHARMECEUTICALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2005
Valuation and amortization of intangible property
Review of intangible assets
The Company’s intangible assets are comprised of technology licenses acquired in exchange for equity instruments of the Company. The costs of the Company’s intangible assets are amortized on a straight-line basis over the estimated useful life of the underlying technologies of 10 years. Factors considered in estimating the useful life of intangible assets include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of obsolescence, demand, competition, and other economic factors, and the level of maintenance expenditures required to obtain the expected future cash flows from the intangible assets. The Company reviews the carrying value of its intangible assets on an annual basis to determine if there has been a change in any of these factors. A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible assets, resulting in accelerated amortization or an impairment change, which would impact earnings. The valuation of intangible assets is a critical accounting estimate because of the long-term nature and risks and uncertainties related to the development of the Company’s medical technologies. Significant judgment is exercised and assumptions are made when determining whether the carrying value of the intangible assets may or may not be recoverable based on future potential undiscounted cash flows. After evaluating the events and changes in circumstances affecting the carrying value of the intangible assets, the Company has determined that an impairment loss on intangible assets is not required at December 31, 2005. Any significant changes to the Company’s assessment could possibly result in an impairment loss of the Company’s intangible assets.
Measurement uncertainty
During the quarter ended December 31, 2005, management commenced a review of the carrying value of the Company’s intangible assets which arose from its acquisition of the remaining 46% interest in Nanning Maple Leaf Pharmaceutical Co. Ltd. in the prior year. Management expects to complete this review during the fourth quarter ended March 31, 2006, the outcome of which may result in an adjustment to the carrying value of its intangible assets.
Stock-based Compensation
The Company uses the fair value method to record compensation expense for stock options using the fair value method of accounting for stock-based compensation transactions. The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company’s stock option activity, and the many assumptions that are required to be made to calculate the compensation expense. The Company calculates the fair value of stock options issued and amortizes the fair value to stock compensation expense over the vesting period. The Company uses the Black — Scholes option pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise.
Stock-based compensation is likely to change from period to period as further options are granted and adjustments made for stock options forfeited. The Company recorded $35,195 and $169,265 in stock-based compensation expense for the three and nine months ended December 31, 2005 respectively as compared to $243,404 and $2,073,634 for the three and nine months ended December 31, 2004 respectively.

WEX PHARMECEUTICALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2005
Capitalization of Patent Costs
The Company’s intangible assets include patents to protect the Company’s intellectual property (“IP”) that is generated through research programs. Up to December 31, 2004, the Company capitalized the costs of initially filing patents and amortized these costs on a straight-line basis over the estimated useful life of the IP, which was generally the period until the patent expired. On a quarterly basis the Company would then review the carrying value of the IP. If it was determined that successful development of products to which the IP costs relate was not reasonably certain, or that deferred IP costs exceed the recoverable value, the value of the patent was written off and the costs charged to operations to the extent that they no longer represented any future benefit for the Company. On December 31, 2004, the Company changed the accounting policy with regards to capitalizing patent costs. The Company now expenses the costs of initially filing and maintaining patents in the period in which the costs were incurred to research and development expense. This change was applied retroactively and accordingly, the prior periods have been restated. The impact of this change has been to increase the loss for the three and nine months ended December 31, 2004 by $54,839 and $269,942 respectively with a $nil effect on the loss per common share for the three months and an increase in the loss by ($.01) to ($.32) for the nine months as previously reported in the prior period.
Results of Operations
Revenue

	Three months ended December 31		Nine months ended December 31
	2005	2004	2005	2004
Product sales	$97,751	$126,467	$351,057	$426,680
License fee	46,944	79,135	140,833	237,405

	$144,695	$205,602	$491,890	$664,085

For the three months ended December 31, 2005 the product sales of generic and other products were $97,751 or a decrease of $28,716 when compared to $126,467 in revenues for the three months ended December 31, 2004. The Company will continue to review the generic programs, however the primary focus remains on the development of TectinTM.
The Company’s main source of pre-commercialization revenue is in relation to the agreement signed with Esteve in the year ended March 31, 2003. License fees for the three months ended December 31, 2005 and 2004 were $46,944 and $79,135 respectively and are related to the upfront licensing payment of approximately $1.58 million received from Esteve during the year ended March 31, 2003. This has been recorded as deferred revenue and is being amortized on a straight-line basis. The amortization period was revised by management to seven years from five years in the fourth quarter of fiscal 2005.

WEX PHARMECEUTICALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2005
Expenditures
Cost of Goods Sold

	Three months ended December 31,		Nine months ended December 31,
	2005	2004	2005	2004
Cost of Goods Sold	$74,152	$73,837	$271,972	$263,759
Gross margins on product sales for the three and nine months ended December 31, 2005 were 24% and 23%, respectively, compared to 42% and 38%, respectively, for the prior 2004 period. This is a result of decreased product prices from increased competition.
Research and Development

	Three months ended December 31,		Nine months ended December 31,
	2005	2004	2005	2004
Research and Development	$3,588,768	$2,750,838	$7,891,113	$5,439,824
Three months ended December 31, 2005 compared to the three months ended December 31, 2004
Research and development expenses consist primarily of clinical trials related costs such as payments to clinical research organizations and research related overhead expenses. R&D expenses totaled $3,588,768 for the three months ended December 31, 2005 as compared to $2,750,838 for the three months ended December 31, 2004, an increase of 30% or $837,930.
Most notably, clinical testing, insurance, consulting and patent costs were $3,256,482 for the three months ended December 31, 2005 as compared to $2,147,826 over the same period in the previous year or an increase of 52% or $1,108,656. This increase is a result of the Company ramping up the efforts to complete the Phase IIb/III of the clinical trials.
Nine months ended December 31, 2005 compared to the nine months ended December 31, 2004
R&D expenses totaled $7,891,113 for the nine months ended December 31, 2005 as compared to $5,439,824 for the nine months ended December, 2004, an increase of approximately 45% or $2,451,289. A major area that contributed to the increase related to the increased clinical trials activities and pre-clinical work performed on TTX and Tectin TM. For the nine months ended December 31, 2005 clinical costs were $6,755,646 as compared to $3,474,766 for the nine months ended December 31, 2004 or an increase of 94% or $3,280,880. Management expects the R&D costs to continue to increase over the next two quarters.
The increase was offset by a significant reduction in costs related to the stock-based compensation to $195 for the nine months ended December 31, 2005 from $704,075 in the corresponding period by $703,880.

WEX PHARMECEUTICALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2005
General and Administrative

	Three months ended December 31		Nine months ended December 31
	2005	2004	2005	2004
General and Administrative	$1,106,572	$1,354,351	$3,751,202	$3,967,066
Three months ended December 31, 2005 compared to the three months ended December 31, 2004
General and administrative expenditures for the three months ended December 31, 2005 were $1,106,572 as compared with $1,354,351 for the three months ended December 31, 2004, a decrease of 18% or $247,779. For the three months ended December 31, 2005 salaries and benefits were $152,484 as compared to $534,812 over the same period in 2004. The decrease of 71% or $382,328 is a result of management’s efforts to reduce administrative costs through restructuring. Costs of $222,595 as compared to $nil for the same period in 2004 were recognized resulting from severance and other employment matters. Director fees were $50,008 compared to $16,792 in the same period 2004, an increase of 197% or $33,216, resulting from the demand for the board’s involvement around corporate governance and the special meeting of January 2006. The legal and solicitor fees increased to $265,562 in the three months ended December 31, 2005 from $90,884 for the same period of 2004, which is an increase of 192% or $174,678. The main reason relates to the special shareholders’ meeting held on January 26, 2006. On December 22, 2005, the Company assigned the current premise lease in Vancouver to new tenants. As a result, the Company has recognized a net recovery of $98,268 against normal operating rent expense which includes an adjustment of the tenant inducements of $206,748. (See also Commitments and Contingencies section.)
Stock-based compensation expense was $35,000 in the three months ended December 31, 2005 from $218,466 in the corresponding period in 2004.
Nine months ended December 31, 2005 compared to the nine months ended December 31, 2004
For the nine months ended December 31, 2005 overall general and administrative expenses, decreased to $3,751,202 from $3,967,066 in 2004, a reduction of 5% or $215,864. Stock-based compensation decreased to $169,070 from $1,369,559, a decrease of $1,200,489. Salaries and benefits decreased from $1,114,106 in 2004 to $921,827 in 2005, a decrease of 17% or $192,279 due to the restructuring completed in September 2005 which result in restructuring costs of $562,472 as severance. The number of employees both at its headquarters in Vancouver and Hong Kong have been significantly reduced. Legal, auditing and directors fees increased in part as a result of the increasingly complex listing requirements in the US and Canada as well as the special meeting held on January 26, 2006.

WEX PHARMECEUTICALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2005
Amortization

	Three months ended December 31		Nine months ended December 31
	2005	2004	2005	2004
Amortization	$280,386	$180,772	$718,565	$538,390
Amortization expense relates to the amortization of property and equipment and the amortization of identifiable intangible assets. Amortization expense for the three months ended December 31, 2005 of $280,386 is higher as compared to $180,772 for the three months ended December 31, 2004 due to the complete write-off of $82,401 of leasehold improvements costs as a result of the agreement to assign the Vancouver premise lease. No other impairments were recorded against the net book value of the tangible and intangible assets during the three month periods ended December 31, 2005 and 2004. (See also Valuation and amortization of intangible property section.)
Management expects amortization expense to remain fairly consistent throughout the year as limited capital asset purchases are expected.
Other Expenses (Income)
Convertible Debentures

	Three months ended December 31		Nine months ended December 31
	2005	2004	2005	2004
Debentures interest expense	$173,476	$178,627	$502,364	$383,190
Convertible debenture settlement	830,516	—	830,516	—
On December 22, 2005, the Company’s wholly owned subsidiary, Wex Medical Limited and the debentures holder amended the repayment terms of the unsecured convertible debentures which were issued in the aggregate amount of $6,818,744 (US$5.1 million) in June 2004. These debentures bear interest at 5.5% per annum, payable semi-annually in U.S. dollars and are convertible at any time at the option of the holder into common shares of the Company at a conversion price of $5.00 per common share based on the Canadian dollar equivalent of the debentures of approximately $7,000,000. The Company has the option to request a conversion at any time if the Company’s common shares have traded for ten consecutive days at a price of at least $7.50 per common share. The debentures, previously repayable at maturity of June 2009, are now repayable at regular intervals commencing December 31, 2005 and ending December 31, 2007.
In accordance with Section 3861, Financial Instruments — Disclosure and Presentation, of the CICA Handbook, the Company had allocated the proceeds from the debentures into a debt component and an equity component. The convertible debentures had been initially recorded on the balance sheet as a debt of $4,473,570 (US$3,346,000) which was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued, to be accreted to the principal amount as additional interest over the terms of the debentures. An amount of $2,332,443, representing the estimated value of the right of conversion, less related issue costs of $12,728, was included in shareholders’ equity as the equity component of the debentures representing the difference between the debt component and the face value of the debentures.

WEX PHARMECEUTICALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2005
In accordance with EIC 88 of the CICA Handbook, the Company has revalued the convertible debentures based on the amended terms of the debenture agreement as at December 22, 2005 by calculating the net present value of the future cash flows using a discount rate that would have been applicable to non-convertible debt. Accordingly, $5,205,976 (US$4,476,596) was allocated to debt and the residual of $725,018 (US$623,404) was allocated to the conversion feature between this revised value of the debt and the book value of the debt before the amendment resulted in a loss of $830,516 and the difference between the revised value of the conversion feature and the book value before the amendment resulted in a credit to deficit of $1,607,424.
Included in debenture interest expense for the three months and nine months ended December 31, 2005 is interest calculated on the face value of the convertible debentures of $81,756 and $244,825 respectively, plus a notional interest amount of $91,720 and $257,539, respectively representing the accretion of the carrying value of the debentures (16% effective interest rate) less the amortization of debt issuance costs of $1,214 and $3,642, respectively.
Foreign Exchange Loss

	Three months ended December 31,		Nine months ended December 31,
	2005	2004	2005	2004
Foreign exchange loss or (gain)	(12,343)	286,129	249,804	599,653
The net foreign exchange (gain) was ($12,343) for the three months ended December 31, 2005 as compared to the net foreign exchange loss of $286,129 for the three months ended December 31, 2004. Foreign exchange losses or gains are dependent upon the Canadian Dollar exchange rates in relationship with other currencies. It is anticipated that the Canadian Dollar exchange rates will be volatile over the coming quarters. This may result in foreign exchange fluctuating between gains or losses on a quarterly basis.
The Company’s financial statements are presented in Canadian dollars however it holds US dollar and other foreign denominated cash accounts, to meet the Company’s anticipated operating and capital expenditures in future periods. Further to this, the Company’s foreign subsidiaries operate in Hong Kong dollars and Chinese Renminbis. The Company maintains cash resources in both currencies in order to meet its obligations in those areas. The Company does not use derivatives to hedge against exposures to foreign currency arising from the Company’s balance sheet assets and liabilities and therefore, the Company is exposed to fluctuations in the U.S.dollar, European euros, Hong Kong dollar and Chinese Renminbis exchange rates. (See also Financial Instruments & Other Instruments section.)

WEX PHARMECEUTICALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2005
Summary of Quarterly Results

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	Dec 31, 2005	Sept 30, 2005	Jun 30, 2005	Mar 31, 2005
	(Q-3)(2)	(Q-2)	(Q-1)	(Q-4)(3)
Total Revenues	$144,695	$169,264	$177,931	$3,326,203
Loss	(5,794,556)	(4,062,047)	(3,570,423)	(1,432,935)
Basic and diluted loss per common share	(0.17)	(0.12)	(0.10)	(0.04)

Total assets	$20,102,072	$25,111,723	$28,836,554	$32,381,894

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	Dec 31, 2004	Sept 30, 2004	Jun 30, 2004	Mar 31, 2004
	(Q-3)(1)(4)	(Q-2)(1)	(Q-1)(1)	(Q-4)(1)
	(restated)	(restated)	(restated)	(restated)
Total Revenues	$205,602	$243,149	$215,334	$202,845
Loss	(4,502,411)	(2,430,181)	(3,299,133)	(3,793,289)
Basic and diluted loss per common share	(0.13)	(0.08)	(0.10)	(0.15)

Total assets	$31,826,071	$31,621,626	$32,045,292	$25,858,751

(1)	Restated to reflect the change in accounting policy on patents.

(2)
The increase in loss for the three months ended December 31, 2005 as compared to the three months ended September 31, 2005 was due to the increased clinical activities in the Phase IIb/III study for Tectin™ and the convertible debentures settlement costs resulting from amending the repayment terms of the debentures.

(3)
The significant decrease in the loss for the three months ended March 31, 2005 when compared to the three months ended December 31, 2004 was mainly due to the $3.1 million revenue from the research and collaboration fees related to the Esteve contract.

(4)
The significant increase in the loss for the three months ended December 31, 2004 as compared to the three months ended September 30, 2004 was due to the completion of one of the Company’s clinical trials and the subsequent final billings as related to the trials.

Liquidity and Capital Resources
Since its incorporation, the Company has financed administration, research and development activities and capital expenditures through the sales of its common shares, the issuance of convertible debentures, the exercise of warrants and options, the receipt of licensing revenue from its corporate partner and the collection of government tax credits. During the three months ended December 31, 2005 cash used by operations increased by $786,948 to $3,841,404, as compared to $3,054,456 in the comparable quarter of 2004. This was due mainly to the increase in clinical trial activity over the comparable prior year quarter. With the recently amended protocol for WEX-014 Clinical Study, management expects that increased cash resources will be used in the coming quarters related to this and other corporate development initiatives.
On December 31, 2005 the Company had working capital of $7,692,361 including cash resources, comprising cash and cash equivalents and short-term investments in the amount of $12,157,952. As at December 31, 2005 cash resources included $826,932 denominated in Euros [September 30, 2005 - $1,658,799], $5,007,204 denominated in U.S. dollars [September 30, 2005 — $5,542,679], $2,487,115 denominated in Chinese Renminbis (“RMB”) [September 30, 2005 — $2,720,870], $24,108 denominated in Hong Kong dollars [September 30, 2005 — $32,531] and $3,812,593 denominated in Canadian dollars [September 30, 2005 — $7,233,538].

WEX PHARMECEUTICALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2005
In aggregate, the Company’s cash and short term investments (excluding restricted cash) decreased by $8,656,512 to $12,157,952 as at December 31, 2005 from $20,814,464 as at March 31, 2005. Managements’ expectations are that cash and short term investments will decrease at a higher rate over the coming quarters as clinical trial activity increases.
Management believes that with the existing cash resources there are sufficient resources for the Company’s current programs to fund operations until Q2 in fiscal 2007 (refer to Commitments and Contingencies). At December 31, 2005, the Company had incurred significant losses and had an accumulated deficit of $57,465,052. The Company’s ability to continue as a going concern is uncertain and dependent upon its ability to achieve profitable operations, obtain additional capital and dependent on the continued support of its shareholders. Management is planning to raise additional capital to finance expected growth. The outcome of these matters cannot be predicted at this time. If the Company is unable to obtain adequate additional financing, management will be required to curtail the Company’s operations.
Commitments and Contingencies
Contractual obligations
The Company’s contractual commitments are related to the lease of the Company’s office space and operating leases for office equipment, plus clinical and non-clinical research. Payments required under these agreements and leases for the fiscal periods ended up to March 31 are as follows:

	Payments Due by Period
	Total	2006	2007	2008	Thereafter
Contractual Obligations
Capital Leases	$4,808	$4,808	$—	$—	$—
Operating Leases	217,692	172,980	9,936	9,936	24,840
Purchase Obligations	4,042,566	4,042,566	—	—	—
Debenture Obligations (1)	5,024,370	—	2,738,963	2,285,407	—

Total	9,289,436	4,220,354	2,748,899	2,295,343	24,840

(1)	Included in the estimated debenture obligations are total interest payments due in the reminder of fiscal year 2006 of $218,100 and due in fiscal year 2007 of $61,150.
Contingencies
On December 30, 2005 the Company assigned the lease of its Vancouver premises, with a total future commitment remaining until May 31, 2014 for base rent of $2,060,550 plus operating costs, to new tenants. The new tenants are liable for all commitments related to these premises. However, the Company has guaranteed the future payments in the event that the assignee defaults, and in this respect has obtained personal indemnifications by the assignees.

WEX PHARMECEUTICALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2005
On February 15, 2006, the Company has entered into the final stage of negotiations of a lease agreement for its new office premises in Vancouver. The proposed lease terms commence on March 1, 2006 and expire on December 31, 2009. The landlord and the Company each have the option to terminate the lease as of December 31, 2007. The base rent is $60,676 per annum with estimated operating costs of $87,318 per annum.
Pursuant to the license agreement with Esteve, the audited consolidated financial statements of March 31, 2005, the Company is jointly responsible for development costs in Europe in excess of $40 million (€25 million), if any.
Pursuant to certain People’s Republic of China (“PRC”) regulations, the Company’s subsidiary may be required to transfer certain percentages of its earnings, as determined under the PRC accounting regulations, to certain statutory funds. To date, the subsidiary has not recognized any statutory reserves as it has not been profitable. Should the subsidiary become profitable in the future, it will be required to recognize these statutory accounts and accordingly, a portion of the subsidiary’s future earnings will be restricted in use and not available for distribution.
The Company was notified in April 2005 that its appeal with the Chinese Patent Office concerning ownership of a patent relating to addiction withdrawal in the territory of China was not successful. The Company is currently considering legal options and other possible business arrangements. Please see our Annual Information Form (“AIF”) for the year ended March 31, 2005 for additional information.
The Company is the subject of an investigation by a regulatory authority as to whether its disclosure of its Phase IIa clinical trial results in October 2003 was timely and accurate in connection to the grant of options on October 31, 2003.
The Company has received a claim by a former employee relating to severance as well as the extension of the exercise period of certain stock options. In addition, the Company has received a claim by an employee relating to employment matters. While the Company intends to defend these claims, management has made accruals for the potential loss. Management does not expect the final resolution of these matters to have a material effect on the Company’s operating results.
In addition, the Company has received a claim in the amount of US$120,000 for services rendered. Management believes that this claim is without merit and intends to defend the action. The Company does not expect any losses to occur with respect to this matter and accordingly no provision has been made in the accounts. A loss, if any, arising from this matter will be recorded in the period it is determined.
Off-Balance Sheet Arrangements
The Company currently has no off-balance sheet arrangements.

WEX PHARMECEUTICALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2005
Transactions with Related Parties
•
The Company paid $52,600 in consulting fees to an officer during the three months ended December 31, 2005 [2004 — $16,860] and $248,119 for the nine months ended December 31, 2005 [2004 — $186,260], which are included in the research and development expenses. $18,812 is included in accounts payable and accrued liabilities as at December 31, 2005 [March 31, 2005 — $nil].

•
The Company paid $17,938 in consulting fees to an officer and director during the three months ended December 31, 2005 [2004 — $nil] and $34,878 for the nine months ended December 31, 2005 [2004 — $nil], which are included in general and administrative expenses.

•
The Company incurred $148,273 of legal fees charged by a law firm, a partner of which is a director of the Company, for the three months ended December 31, 2005 [2004 — $7,552] and $330,972 for the nine months ended December 31, 2005 [2004 — $94,850], which are included in general and administrative expenses. As at December 31, 2005, $176,212 is included in accounts payable and accrued liabilities [March 31, 2005 — $79,038].

All related party transactions are recorded at the exchange amount established and agreed to between the related parties.
Financial Instruments and Other Instruments
The fair value of capital lease obligations and the convertible debentures, calculated at the present value of future contractual payments of principal and interest, discounted at current applicable market rates of interest, approximates their carrying values.
The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The Company invests its cash resources in liquid investment grade commercial debt and government agency notes. The Company is subject to foreign exchange rate changes that could have a material effect on future operating results or cash flow as a portion of the Company’s investments which finance operations are denominated in Canadian dollars and a portion of the Company’s expenses are denominated in Hong Kong dollars, the Chinese RMB, European Euros and U.S. Dollars. The Company has not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risks. (See Foreign Exchange Loss section)
Share Capital
As of December 31, 2005, there were 35,059,451 common shares issued and outstanding for a total of $62,766,019 in share capital and there were 3,341,613 stock options outstanding in the Company’s stock option plan (of which 3,231,613 were exercisable) at a weighted average exercise price of $3.07. As at December 31, 2005 there are also 3,838,788 warrants outstanding at an average price of $3.85. In addition, the Company has agent’s warrants outstanding for the purchase of 11,360 [2004 — 109,392] common shares at an average exercise price of $5.00 [2004 — $2.27] per common share expiring January 2006. As of February 15, 2006, there were 35,059,041 common shares issued and outstanding for a total of $62,766,019 in share capital. As of February 15, 2006 there were 3,680,946 stock options outstanding in the Company’s stock option plan (of which 2,973,678 were exercisable) at a weighted average exercise price of $2.75 and nil agent warrants outstanding.
The current version of the Company’s Annual Information Forum (AIF) is available on the Company’s web site www.wexpharma.com and on www.sedar.com.

06/06	February 16, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
WEX REPORTS THIRD QUARTER RESULTS
Vancouver, BC (February 16, 2006) — WEX Pharmaceuticals Inc. (“WEX” or the “Company”) reported highlights and financial results for the three and nine months ended December 31, 2005. All amounts, unless specified otherwise, are in Canadian dollars.
Third Quarter Highlights
•	Dr. Edge Wang was named President and Chief Executive Officer of the Company.
•
The Company completed enrolment and dosing of 50% of the patients in the Tectin™ Phase IIb/III clinical study. The Company is preparing an interim analysis which is expected to be completed in March 2006.

•
The Company announced the preliminary results of its Chinese Phase IIa clinical trial of Tectin™. There were no serious adverse side effects reported at any dose level. The results seem to demonstrate an efficacy optimal dose similar to that identified within the Canadian development.

•
The Company received a positive response from the U.S. Food and Drug Administration (FDA) in regard to the Chemistry, Manufacturing and Controls (CMC) section of its upcoming Investigational New Drug Application (IND) dossier for Tectin™. The FDA indicated that they have no concerns with the CMC at this time and now the Company will move ahead with an IND filing in the US

•
Mr Simon Anderson and Dr. Howard Cohen joined the Board of Directors to replace Michael Chen who had resigned and Dr. Phil Gold who had stepped down and will serve the Company as a member of the scientific advisory board.

Subsequent Event
•
On January 26, 2006 the Company held a special shareholders meeting to vote on two resolutions brought forward by a shareholder. During the meeting Frank (Hay Kong) Shum and Donna Shum were removed as directors of the Company and Benjamin Chen, Pierre Cantin and A.J. Miller were elected as directors to replace Frank (Hay Kong) Shum and Donna Shum and to fill the vacancy which resulted from Kenneth Li’s resignation. The Shareholder’s proposal on the creation of a royalty trust was defeated.

Financial Results — Unaudited
For the three months ended December 31, 2005, the Company recorded a loss of $5,794,556 ($0.17 per common share) compared to a loss of $4,502,411 ($0.13 per common share) in the three months ended December 31, 2004. The increase in loss for the three months ended December 31, 2005 is mainly attributable to increased clinical trial costs, legal costs related to the special shareholder meeting held on January 26, 2006, and a non-cash expense of $830,516 due to a revaluation resulting from the amendments of the payment terms of the debentures now requiring full repayments up to December 31, 2007.
The Company recorded a loss for the nine months ended December 31, 2005 of $13,427,026 ($0.38 per common share) compared to a loss of $10,231,725 ($0.32 per common share) in the nine months ended December 31, 2004. The increase in loss for the nine months ended December 31, 2005, when compared to the preceding period, is attributable to the large increase in clinical trial costs, legal costs, and the non-cash expenses for the settlement of debentures.
Management expects losses to continue during the coming quarters as it continues to focus resources on clinical trials in an effort to further the commercialization of TectinTM.
The Company had cash, cash equivalents and short term investments of $12,157,952 as at December 31, 2005 as compared to $20,814,464 as at March 31, 2005. Working capital as at December 31, 2005 was $7,692,361 as compared to $22,014,096 as at March 31, 2005. The Company is planning a new financing to strengthen its financial position.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements
This News Release contains forward-looking statements which may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “anticipates”, “intends”, “expects” and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, Wex’s stage of development, product revenues which are difficult to predict, foreign currency exchange risk, additional capital requirements, risks associated with the completion of clinical trials, the ability to protect its intellectual property and dependence on collaborative partners. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Don Evans, V.P. Corporate Communications at 604-683-8880 or 1-800-722-7549.

WEX PHARMACEUTICALS INC.
Incorporated under the laws of Canada
CONSOLIDATED BALANCE SHEETS
[See Note 1 — Basis of Presentation]
(Unaudited)
(Expressed in Canadian Dollars)

	December 31,	March 31,
As at	2005	2005
	$	$
ASSETS

Current
Cash and cash equivalents [notes 3(a) and 4]	9,153,000	10,233,288
Restricted cash	11,500	23,000
Short-term investments [note 3(b)]	3,004,952	10,581,176
Sales taxes receivable	560,558	612,653
Accounts and other receivables	43,197	3,103,536
Investment tax credit receivable	759,604	293,000
Inventories	107,376	81,080
Prepaid expenses, deposits and other	461,063	447,193

	14,101,250	25,374,926

Deposits	60,000	125,000
Property and equipment [note 5]	2,211,318	2,802,823
Intangible assets [notes 2 and 6]	3,729,504	4,079,145

TOTAL ASSETS	20,102,072	32,381,894

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities [notes 10(a) and (c)]	4,613,410	3,146,016
Deferred revenue	187,778	187,778
Capital lease obligations [note 7]	4,808	27,036
Convertible debentures [note 8]	1,602,893	—

	6,408,889	3,360,830

Deferred tenant inducements [note 11(a)]	—	214,610
Deferred revenue	547,687	688,520
Capital lease obligations [note 7]	—	19,386
Convertible debentures [note 8]	2,417,129	4,295,419

Total liabilities	9,373,705	8,578,765

Commitments and contingencies [notes 1, 11 and 15]

Shareholders’ equity
Share capital [note 9]	62,766,019	62,583,019
Equity component of convertible debentures [note 8]	725,018	2,332,443
Contributed surplus [note 9(e)]	4,702,382	4,533,117
Deficit	(57,465,052)	(45,645,450)

Total shareholders’ equity	10,728,367	23,803,129

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	20,102,072	32,381,894

See accompanying notes on sedar
On behalf of the Board:

“Edge Wang”	“Simon Anderson”

President and CEO	Director

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)
(Expressed in Canadian Dollars)

	Three Months Ended		Nine Months Ended
	December 31		December 31
	2005	2004	2005	2004
		[Restated — note 2]		[Restated — note 2]
	$	$	$	$
Revenue
Product sales [note 12(b)]	97,751	126,467	351,057	426,680
License fees [note 12(b)]	46,944	79,135	140,833	237,405

	144,695	205,602	491,890	664,085
Cost of goods sold — product sales	(74,152)	(73,837)	(271,972)	(263,759)

	70,543	131,765	219,918	400,326

Expenses
Research and development — see schedule [notes 10 and 11]	3,588,768	2,750,838	7,891,113	5,439,824
General and administrative — see schedule [notes 10 and 11]	1,106,572	1,354,351	3,751,202	3,967,066
Amortization	280,386	180,772	718,565	538,390

	4,975,726	4,285,961	12,360,880	9,945,280

Operating loss	(4,905,183)	(4,154,196)	(12,140,962)	(9,544,954)

Other expenses (income)
Interest and sundry income	(102,276)	(116,541)	(296,620)	(296,072)
Debenture interest expense [note 8]	173,476	178,627	502,364	383,190
Convertible debentures settlement [note 8]	830,516	—	830,516	—
Foreign exchange (gain) or loss	(12,343)	286,129	249,804	599,653

	889,373	348,215	1,286,064	686,771

Loss for the period	(5,794,556)	(4,502,411)	(13,427,026)	(10,231,725)

Deficit, beginning of period	(53,277,920)	(39,710,103)	(45,645,450)	(33,980,789)
Equity component of convertible debentures settlement [note 8]	1,607,424	—	1,607,424	—

Deficit, end of period	(57,465,052)	(44,212,514)	(57,465,052)	(44,212,514)

Basic and diluted loss per common share	$(0.17)	$(0.13)	$(0.38)	$(0.32)

Weighted average number of common shares outstanding	35,059,451	33,671,103	35,056,273	33,176,955

See accompanying notes on sedar

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Expressed in Canadian Dollars)

	Three Months Ended		Nine Months Ended
	December 31		December 31
	2005	2004	2005	2004
		[Restated — note 2]		[Restated — note 2]
	$	$	$	$
OPERATING ACTIVITIES
Loss for the period	(5,794,556)	(4,502,411)	(13,427,026)	(10,231,725)
Adjustment for items not involving cash
Amortization of property and equipment	163,839	64,225	368,924	188,749
Amortization of intangibles	116,547	116,547	349,641	349,641
Amortization of deferred tenant inducements	(263,502)	(17,736)	(278,704)	(17,736)
Amortization of deferred revenue	(46,944)	(79,135)	(140,833)	(237,405)
Loss on disposal of motor vehicles and equipment	—	10,645	97,244	10,793
Convertible debentures settlement	830,516	—	830,516	—
Interest adjustment on convertible debentures settlement	(81,340)	—	(81,340)	—
Stock-based compensation	35,195	243,404	169,265	2,073,634
Implied interest expense on convertible debentures	172,262	165,458	498,722	258,123
Unrealized foreign exchange loss (gain)	3,292	(198,326)	(171,780)	(450,640)

	(4,864,691)	(4,197,329)	(11,785,371)	(8,056,566)

Changes in non-cash working capital items:
Sales taxes receivable	(40,946)	—	52,095	—
Accounts and other receivables	(43,197)	(93,363)	3,060,339	(301,106)
Investment tax credit receivable	(203,000)	297,401	(466,604)	281,102
Inventories	516	12,473	(26,296)	(51,312)
Prepaid expenses, deposits, and other	(15,821)	899,211	(73,870)	685,928
Accounts payable and accrued liabilities	1,325,735	27,151	1,467,394	27,151

Cash used in operating activities	(3,841,404)	(3,054,456)	(7,772,313)	(7,414,803)

INVESTING ACTIVITIES
Purchase of short term investments	—	(2,661,030)	(5,193,681)	(9,854,871)
Proceeds from short term investments	4,526,328	—	12,769,904	—
Rental deposit returned (paid)	—	545,562	125,000	(165,956)
Tenant inducement allowance received	—	159,985	64,094	159,985
Restricted cash	—	(36,322)	11,500	173,014
Proceeds on disposal of motor vehicles and equipment	—	—	164,569	—
Purchase of property and equipment	(1,248)	(693,776)	(41,725)	(1,259,915)

Cash provided by (used in) investing activities	4,525,080	(2,685,581)	7,899,661	(10,947,743)

FINANCING ACTIVITIES
Proceeds from issuance of share capital, net of issuance costs	—	3,517,142	183,000	7,012,056
Repayment of amounts due to directors	—	(2,217)	—	(94,724)
Convertible debentures repaid [note 8]	(1,185,954)	—	(1,349,022)	6,818,744
Repayment of capital lease obligations	(1,861)	(8,082)	(41,614)	(23,354)

Cash provided by (used in) financing activities	(1,187,815)	3,506,843	(1,207,636)	13,712,722

(Decrease) in cash and cash equivalents	(504,139)	(2,233,194)	(1,080,288)	(4,649,824)
Cash and cash equivalents, beginning of period	9,657,139	5,885,233	10,233,288	8,301,863

Cash and cash equivalents, end of period	9,153,000	3,652,039	9,153,000	3,652,039

See accompanying notes on sedar

Form 52-109F2
Certification of Interim Filings
I, Edge Wang, President and Chief Executive Officer, WEX Pharmaceuticals Inc. certify that:
1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of WEX Pharmaceuticals Inc. (the issuer) for the interim period ending December 31, 2005.

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in this interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

February 20, 2006
Signed

“Edge Wang”
Dr. Edge Wang
President and Chief Executive Officer
WEX Pharmaceuticals Inc.

Form 52-109F2
Certification of Interim Filings
I, Trevor Sinclair, acting Chief Financial Officer of WEX Pharmaceuticals Inc. certify that:
1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of WEX Pharmaceuticals Inc. (the issuer) for the interim period ending December 31, 2005.

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in this interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

February 20, 2006
Signed

“Trevor Sinclair”
Trevor Sinclair
Acting Chief Financial Officer
WEX Pharmaceuticals Inc.

Form 52-109FT2
Certification of Interim Filings during Transition Period
I, Edge Wang, President and Chief Executive Officer, WEX Pharmaceuticals Inc. certify that:
1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of WEX Pharmaceuticals Inc., (the issuer) for the interim period ending December 31, 2005.

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in this interim filings.

February 14, 2006
Signed

“Edge Wang”
Dr. Edge Wang
President and Chief Executive Officer
WEX Pharmaceuticals Inc.

Form 52-109FT2
Certification of Interim Filings during Transition Period
I, Trevor Sinclair, acting Chief Financial Officer, WEX Pharmaceuticals Inc. certify that:
1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of WEX Pharmaceuticals Inc., (the issuer) for the interim period ending December 31, 2005.

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in this interim filings.

February 14, 2006
Signed

“Trevor Sinclair”
Trevor Sinclair
Chief Financial Officer
WEX Pharmaceuticals Inc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEX Pharmaceuticals Inc.
Date: June 9, 2009	By:	/s/ Kwong Choo
		Name:	Kwong Choo
		Title:	Chief Financial Officer